UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Timberland Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

887098

(CUSIP Number)

Jeffery D. Gow
11624 S.E. 5th Street, Suite 200
Bellevue, WA  98005
(425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887098

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162,084*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 162,084*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,084*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%**

14.	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 162,084 shares of the Issuer’s Common Stock, and Steve Wasson, a member of Crescent, individually owns 800 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 3,725,311 shares of Common Stock outstanding as of December 1, 2006, as reported by the Issuer in its Form DEF 14-A, filed with the Securities and Exchange Commission on December 15, 2006.

CUSIP No. 887098

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162,084 *

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 162,084 *

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,084 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 162,084 shares of the Issuer’s Common Stock, and Steve Wasson, a member of Crescent, individually owns 800 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 3,725,311 shares of Common Stock outstanding as of December 1, 2006, as reported by the Issuer in its Form DEF 14-A filed with the Securities and Exchange Commission on December 15, 2006.

CUSIP No. 887098

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 800*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 800*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 162,084 shares of the Issuer’s Common Stock, and Steve Wasson, a member of Crescent, individually owns 800 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 3,725,311 shares of Common Stock outstanding as of December 1, 2006, as reported by the Issuer in its Form DEF 14-A, filed with the Securities and Exchange Commission on December 15, 2006.

Explanatory Note

This Schedule 13D, including Amendments No. 1, No. 2 and No. 3, (“Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Timberland Bancorp, Inc., a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 5.	Interest in Securities of the Issuer

(a)  The calculations included herein are based on a total of 3,725,311 shares of Common Stock outstanding as of December 1, 2006, as reported by the Issuer in its Form DEF 14-A filed with the Securities and Exchange Commission on December 15, 2006.  On December 15, 2006, Crescent beneficially owned 162,084 shares of Common Stock, which represented approximately 4.4% of the outstanding Common Stock.  Mr. Gow does not own any shares of Common Stock directly.  As the managing member of Crescent, Mr. Gow may be deemed, by the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock owned by Crescent.  Mr. Wasson owns 800 shares of Common Stock, which represents less than 1% of the outstanding Common Stock.

(b)  Crescent has sole voting power and power of disposition over the 162,084 shares of Common Stock that it beneficially owns.  As the managing member of Crescent, Mr. Gow has the authority to exercise such voting power and power of disposition on behalf of Crescent.  Mr. Wasson has sole voting power and power of disposition over the 800 shares of Common stock that he owns.

(c)  Since November 21, 2006, the date of Crescent’s most recent Schedule 13D amendment, Crescent effected the following open market sales for cash:

Date	Number of shares	Price per share

December 14	19,600	$37.00
December 15	27,500	$37.00

(d) None. (e) On December 15, 2006, Crescent ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2006

Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson